UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

[Translation]

June 25, 2013

To Shareholders

Yasuhiro Sato President & CEO Mizuho Financial Group, Inc. 5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

NOTICE OF RESOLUTIONS OF

THE 11TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the report was given and the resolutions were adopted or rejected at the 11th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) held on the date hereof as set forth below.

Description

Report Item:	Report on the Business Report for the 11th fiscal year (from April 1, 2012 to March 31, 2013), on the consolidated financial statements, on the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

The details of the above were reported.

Matters to be Resolved:

<Company’s Proposals (Proposals 1 through 5)>

Proposal 1:	Disposal of surplus

This proposal was resolved and approved as originally proposed.

The amount of dividends on common stock at the end of this fiscal year was determined to be JPY 3 per share (the annual cash dividends including interim dividends amount to JPY 6 per share for this fiscal year).

The amount of dividends on each class of preferred stock at the end of this fiscal year was also determined to be the respective prescribed dividend amounts.

Proposal 2:	Acquisition of Thirteenth Series Class XIII Preferred Stock

This proposal was resolved and approved as originally proposed. The Company will acquire, on July 11, 2013, all of the shares of the Thirteenth Series Class XIII Preferred Stock issued by the Company (36,690,000 shares), in accordance with the provisions of Article 19 of the Company’s Articles of Incorporation and Article 14 of the Terms and Conditions of the Thirteenth Series Class XIII Preferred Stock.

Proposal 3:	Partial amendment to the Articles of Incorporation

This proposal was resolved and approved as originally proposed. The details of the amendment to the Articles of Incorporation are set forth below.

Proposal 4:	Appointment of nine (9) Directors

Messrs. Yasuhiro Sato, Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, four (4) Directors in total, have been reappointed to reassume their respective offices and Messrs. Yasunori Tsujita, Toshitsugu Okabe, Nobuhide Hayashi, Tadashi Kanki and Masakane Koike, five (5) Directors in total, have each been newly appointed to assume the office of Director.

Three (3) Directors among the above, Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law.

Proposal 5:	Appointment of one (1) Corporate Auditor

Mr. Nobukatsu Funaki has been newly appointed to assume the office of Corporate Auditor.

    <Shareholders’ Proposals (Proposals 6 through 14)>

Proposal 6:	Partial amendment to the Articles of Incorporation

This proposal was rejected.

Proposal 7:	Partial amendment to the Articles of Incorporation (Proposal to provide financing to railway business operators to set up security video cameras inside trains)

This proposal was rejected.

Proposal 8:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

This proposal was rejected.

Proposal 9:	Partial amendment to the Articles of Incorporation (Concerning disclosure of policy and results of officer training)

This proposal was rejected.

Proposal 10:	Partial amendment to the Articles of Incorporation (Resolution of general meeting of shareholders for retained earnings)

This proposal was rejected.

Proposal 11:	Partial amendment to the Articles of Incorporation (Request to disclose an action seeking revocation of a resolution by a general meeting of shareholders, or any other actions similar thereto, which may be brought against companies in which the group invested or provided financing for)

This proposal was rejected.

Proposal 12:	Partial amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

This proposal was rejected.

Proposal 13:	Partial amendment to the Articles of Incorporation (Disclosure of an evaluation report at the time of an IPO)

This proposal was rejected.

Proposal 14:	Partial amendment to the Articles of Incorporation (Holding of seminars for investors)

This proposal was rejected.

With respect to Proposal 3, the resolution and approval thereof by this ordinary general meeting of shareholders shall also constitute resolution and approval by the general meeting of class shareholders concerning shares of common stock.

-End-

The Details of the Amendment to the Articles of Incorporation

(Changes are indicated by underline.)

Current Articles of Incorporation		Proposed Amendments

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,369,512,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,251,442,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed nine hundred million (900,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed nine hundred million (900,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed fifteen hundred million (1,500,000,000) in total:

Common stock:	48,000,000,000 shares	Common stock:	48,000,000,000 shares
Class XI preferred stock:	1,369,512,000 shares	Class XI preferred stock:	914,752,000 shares
Class XII preferred stock:	1,500,000,000 shares	Class XIII preferred stock:	36,690,000 shares
Class XIII preferred stock:	1,500,000,000 shares	First Series of Class XIV preferred stock:	900,000,000 shares
		Second Series of Class XIV preferred stock:	900,000,000 shares
		Third Series of Class XIV preferred stock:	900,000,000 shares
		Fourth Series of Class XIV preferred stock:	900,000,000 shares
		First Series of Class XV preferred stock:	900,000,000 shares
		Second Series of Class XV preferred stock:	900,000,000 shares
		Third Series of Class XV preferred stock:	900,000,000 shares
		Fourth Series of Class XV preferred stock:	900,000,000 shares
		First Series of Class XVI preferred stock:	1,500,000,000 shares
		Second Series of Class XVI preferred stock:	1,500,000,000 shares
		Third Series of Class XVI preferred stock:	1,500,000,000 shares
		Fourth Series of Class XVI preferred stock:	1,500,000,000 shares

Current Articles of Incorporation	Proposed Amendments

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Class XI preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year	Class XI preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year	Class XIII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

Class XIII preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year	First to Fourth Series of Class XIV preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XV preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XVI preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

2. (Omitted.)	2. (No change.)

3. (Omitted.)	3. (No change.)

Article 16. (Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

Classes XI through XIII preferred stock: 1,000 yen per share

Article 16. (Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

Classes XI through the Fourth Series of Class XVI preferred stock: 1,000 yen per share

2. (Omitted.)	2. (No change.)

Current Articles of Incorporation	Proposed Amendments

Article 19. (Acquisition of Preferred Stock)

1. In respect of Classes XII and XIII preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of a general meeting of shareholders, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.

Article 19. (Acquisition of Preferred Stock)

1. In respect of Class XIII preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of a general meeting of shareholders, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.

(Newly established.)	2. In respect of the First Series of Class XV through the Fourth Series of Class XVI preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of the Board of Directors, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.

2. In the case of a partial acquisition pursuant to the preceding paragraph, such redemption shall be made by way of lot or pro rata allocation.	3. In the case of a partial acquisition pursuant to the preceding two (2) paragraphs, such redemption shall be made by way of lot or pro rata allocation.

Article 20. (Request for Acquisition of Preferred Stock)

Any holder of Classes XI and XII preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter referred to as the “Period for Acquisition Request”). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by a resolution of the relevant Board of Directors.

Article 20. (Request for Acquisition of Preferred Stock)

Any holder of Classes XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter referred to as the “Period for Acquisition Request”). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by a resolution of the relevant Board of Directors.

Article 21. (Mandatory Acquisition of Preferred Stock)

1. The Company may acquire any of Classes XI and XII preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Acquisition Date”) and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of a share of the common stock of the Company (with respect to the Eleventh Series of Class XI Preferred Stock, 1,000 yen; the same shall apply hereinafter); provided, however, that such current market price of a share of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of 0.01 yen, and by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

Article 21. (Mandatory Acquisition of Preferred Stock)

1. The Company may acquire any of Classes XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Acquisition Date”) and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of a share of the common stock of the Company (with respect to the Eleventh Series of Class XI Preferred Stock, 1,000 yen; the same shall apply hereinafter); provided, however, that such current market price of a share of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of 0.01 yen, and by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

Current Articles of Incorporation	Proposed Amendments
2. In respect of Classes XI and XII preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred stock.	2. In respect of Classes XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred stock.

(Newly established.)	3. In respect of the First and Second Series of Class XIV, the First and Second Series of Class XV and the First and Second Series of Class XVI preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which the Company would become non-viable, is determined to be necessary, the Company shall mandatorily acquire the relevant preferred stock, in whole, free of consideration, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to the Company and other factors.

Current Articles of Incorporation	Proposed Amendments
(Newly established.)	4. In respect of the Third and Fourth Series of Class XIV, the Third and Fourth Series of Class XV and the Third and Fourth Series of Class XVI preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which the Company would become non-viable, is determined to be necessary, the Company shall mandatorily acquire the relevant preferred stock, in whole, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to the Company and other factors, and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the terms of acquisition, including the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock, shall be determined by the resolution of the relevant Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the market price of common stock, the subscription price of the relevant preferred stock and other factors.

3. In the calculation of the number of common stock provided for in the preceding two (2) paragraphs, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Law.	5. In the calculation of the number of common stock provided for in provided for in Paragraphs 1, 2 and 4, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Law.

-End-

Re: Payment of Dividends

Dividends shall be paid by either of the following methods.

- To receive dividends with a dividend voucher:

Please find the payment method described on the “Dividend Voucher” enclosed herewith and receive dividends at a counter of the Japan Post Bank Co., Ltd. or a post office, etc., nearest you.

* If you would like dividends to be sent to your account from next time, please make the necessary arrangements by contacting the securities company with which you have an account.

- If you have designated a transfer account:

Please see the dividend-related documents enclosed herewith.